Exhibit 99.1

Letter to shareholders – Delisting conversion process update

12 October 2023

Dear Shareholder,

Further to our previous notification concerning the Delisting of Mobilicom Limited (the Company) from the Australian Stock Exchange (ASX), we wish to provide the following additional information concerning the process for conversion of your shares into American Depositary Shares (ADS) prior to the Delisting Date.

If you choose to wait until after the Delisting Date of 19th October 2023 to convert your shares to ADS, a different process will apply. Details to be provided with your share certificate which will be posted within 2-3 business days of delisting.

Do I need to have a US broker to be able to convert to ADS?

In order to settle any sale of ADSs you are issued you will need to have an account with a US broker who is a DTC Participant and who can hold the ADS on your behalf in DTC. It is possible to have the ADS registered into your own name, however holding the securities via a US broker is considered the most efficient from an investor perspective (refer to the section below for information in respect of this option).

What is DTC?

DTC is the Depository Trust Company, and is the standard electronic settlement system for equity securities in the US. Similar to the CHESS settlement system in Australia, broker participants use DTC to settle trades and hold securities on behalf of their clients.

I do not have an account with a US Broker. How do I get one?

As a first step you can talk to your Australian broker to see if they can assist, as many offer trading and settlement options for international securities. Your Australian broker may have a relationship with a US broker, which would allow you to establish and account.

Otherwise, you could visit the:

Moomoo Website - click here and establish an account.

Please note this is for information only. We are not providing a recommendation. You should make your own enquiries to determine whether they suit your requirements.

Once I have the account with a US broker, what should I do?

(a) Prior to Delisting from ASX

If you are a shareholder whose shares are held in a holding sponsored by your broker, after you have established your account (or if you had an existing account) you can ask that they make arrangements with HSBC Australia, the Australian custodian appointed to hold shares on behalf of the Bank of New York Mellon, the issuer of the ADS, to transfer your shares to HSBC. Your broker will also have to provide HSBC with details of the ADS delivery instructions: the name of your US broker, the broker's DTC Participant number and your account number with that US broker.

If you have established an account with Moomoo, the DTC details are shown below:

DTC Participant Firm Name: Futu Clearing Inc.

DTC Participant ID: 4272

DTC Account Number: 6801014

Client ID: (This will be provided to you by Moomoo once your account is established.)
Holder Account Name - DTC participant/broker: FUTU Securities (AU) Ltd

Email Address of the DTC participant/broker: transfers@futuclearing.com

Once BNY Mellon receives confirmation from HSBC that your underlying ordinary shares have been deposited, new ADSs are issued and delivered to your nominated U.S. broker, in accordance with the program's "Deposit Agreement". To help facilitate this process, BNY Mellon has agreed to waive the ADS issuance fees until 30 November for investors.

If your shares are not held in a holding sponsored by a broker but are held on the Issuer Sponsored sub- register, you will need to complete the form previously provided. You must include on the form all of the requested information; including the DTC Participant number and your account number. Return that form to the Company's share registrar; Boardroom Pty Limited. Please do not send the form directly to the ADS issuer (the Bank of New York Mellon) or their Australian custodian (HSBC). The Company's registrar will check the form for correct completion and, if appropriate, pass the information onto the Bank of New York Mellon, the ADS issuer.

(b) After delisting from ASX

You will be contacted after the proposed Delisting date of 19 October 2023 with further instructions.

I want the ADS to be registered into my name

Conversion of Mobilcom ordinary shares into ADSs can be registered under the investor?s name (non- broker account) in the Direct Registration System (DRS).

What is the Direct Registration System (DRS)?

Under DRS, you can elect to have your ADS securities registered directly on the ADS records in book- entry form. With DRS, you do not receive a physical certificate. Instead, you will receive periodic account statements (at least yearly) from the ADS registry, Computershare.

What do I have to do

If you are unable to open a US brokerage account, please provide name and address in the ADS delivery instructions section of the transfer form submitted to Boardroom.

Boardroom will check the form and pass the information onto the relevant party for processing.

Once BNY Mellon (the ADS issuer) receives confirmation that your ordinary shares have been deposited with your name and address, BNY Mellon will issue the ADSs in your name and address in the Direct Registration System (DRS) of the ADS registrar Computershare. DRS advice will be mailed to the address on record confirming the credit of the ADSs.

Note: ADSs held in this form can be more of an administrative burden for investors (and take longer to sell) compared to ADSs held via a US broker in DTC.

Copies of relevant forms are attached to this announcement.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are being incorporated in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the acceleration of its penetration into the fostering its established long-term relationships with government and defense contractors and building new connections with prospective customers that seek cybersecure solutions for their autonomous vehicles. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

Mobilicom Limited

CONVERSION AND ISSUANCE GUIDE

●	Issuer Sponsored holders (shares held via SRN at Boardroom, Mobilicom’s registry)

○	Please contact Boardroom directly for the required forms and process

●	CHESS sponsored holdings (shares held via an Australian broker)

○	Converting your ASX-listed ordinary shares into ADSs can be done via your broker:

●	Ordinary MOB shares need to be transferred to BNY Mellon's local custodian, HSBC Bank Australia Limited (SWIFT BIC: HKBAAU2SSYD, CHESS PID: 20057, Safekeeping Account: 011- 552130-068). This process is usually completed by your broker via an electronic CHESS transfer, or broker transfer form. Your broker should be able to assist with this.

●	HSBC also require the U.S. ADS delivery instructions to accompany any deposit of ordinary shares. This information should be sent via email to adrconversions.hbau@hsbc.com.au and should include details of the institution where the ADRs will be delivered to in the U.S. market (i.e., institution / broker name, DTC account number, investor name).

●	Once BNY Mellon receives confirmation from HSBC that your underlying ordinary shares have been deposited, new ADSs are issued and delivered to your nominated U.S. broker, in accordance with the program’s “Deposit Agreement”.

Your broker’s back office will be familiar with the ordinary share to ADS conversion process. Should your broker have a settlement enquiry, they can contact drsettlements@bnymellon.com.

Direct Registration System (DRS) settlement

Conversion of Mobilcom ordinary shares into ADSs can be registered under the investor’s name (non- broker account) in the Direct Registration System (DRS).

●	In case a shareholder does not have a US brokerage account, please provide name and address in the ADS delivery instructions section of the transfer form submitted to Boardroom.

●	Once BNY Mellon receives confirmation that your ordinary shares have been deposited with your name and address, BNY Mellon will issue the ADSs in your name and address in the Direct Registration System (DRS) of the transfer agent. DRS advice will be mailed to the address on record confirming the credit of the ADSs.

●	Note: ADSs held in this form can be more of an administrative burden for investors (and take longer to sell) compared to ADSs held via a US broker

Note: All deposits must result in the issuance of whole American Depositary Shares (“ADSs”), and must respect the ADS ratio of 1 ADS = 275 ordinary shares. BNYM will not issue fractional ADSs and deposits resulting in fractional ADSs will be rejected by our custodian.

BoardRoom
Smart Business Solutions

Sequence No (For internal use only) ASR

CONVERSION REQUEST
AUSTRALIA TO UNITED STATES
For issue of American Depository Shares (ADS) by The Bank of New York Mellon DR

All correspondence to
Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001
corporateactions@boardroomlimited.com.au

(Please complete in Block Capitals)

NAME OF ISSUING COMPANY	**MOBILICOM LIMITED**
CLASS OF SECURITIES	Fully Paid Ordinary Shares
NUMBER OF SECURITIES TO BE CONVERTED (must be evenly divisible by 275 being the ADS conversion ratio)	*In words:* *In figures:*
FULL NAME OF SHAREHOLDER(S) (all joint shareholders are to be named)	
SECURITYHOLDER REFERENCE NUMBER (SRN)	
REGISTERED ADDRESS FOR SHAREHOLDING	
SHAREHOLDER CONTACT DETAILS	**TELEPHONE NO:** **EMAIL:**

SHAREHOLDER INSTRUCTIONS

Please note: *In order to convert your Mobilicom Limited shares to ADS, you first need to transfer (deposit) your shares to the Bank of New York Mellon DR Australian custodian.* ***If your shares are held on CHESS, please contact your sponsoring participant to arrange transfer.***

1. Transfer of shares to American Depositary Shares Issuer's Australian custodian (HSBC Bank Australia Limited)

I / We the registered holder/s and undersigned shareholder/s do hereby transfer to HSBC Bank Australia Limited the securities as specified above standing in my/our name/s in the register of members of Mobilicom Limited.

And either ☐

2. Deposit into DTC

I/We direct that the American Depository Shares (ADS) to be issued, be deposited into my account, the details of which are below. Where required, I agree to arrange for my DTC Participant to pay the ADS issuance fee:

DTC Participant ID ☐ DTC Account Number / Client ID ☐

DTC Participant Name & Contact details: ______________________________

Please note if the DTC details provided are incorrect or unacceptable, the issue of ADS may not be possible.

Or ☐

3. I/We direct that the American Depository Shares (ADS) to be issued, be held in my/our name(s) under the Direct Registration System. The DRS registration details are as noted above

NOTE: YOU MUST FULLY COMPLETE EACH RELEVANT SECTION TO ENSURE THERE ARE NO PROCESSING DELAYS

Signature Of Shareholder(s) (All joint holders must sign)	**Companies Only -** Executed in accordance with the Company's Constitution and the Corporations Act

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director & Sole Company Secretary	Director	Director / Company Secretary

Notes:
(a). Please see over for signatory identification requirements; and
(b) If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be or have already been exhibited to the Registry.
The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.

Guide to Completion of the Mobilicom Limited Conversion Request form

Please Note:

- We request you use a black pen and print in capital letters when completing this form;
- To avoid the need for the form to be returned for correction or clarification, it is important that all requested information is supplied. Instructions to assist in completion are included for all sections;
- **This form should not be used for conversion of securities that are on the CHESS subregister.** That can be determined from the Reference Number shown on your holding statement. If your statement has a SRN, this form should be used. **If your statement has a HIN, you need to contact your sponsoring broker**.

If you have any questions in relation to the manner in which this form is to be completed or the information that is required to be provided, please call BoardRoom on 1300 737 760.

1. Enhanced Security

In line with other major registry services suppliers and as provided for in the ASX Listing Rules, Boardroom has adopted a series of measures concerning the need for documentary proof of the identity of the seller or transferor named in the off-market transfer.

2. Documentary Identity Verification Requirements

Documentary evidence of the identity is only required in respect of the TRANSFEROR(S) named in the form.

You should review the requirements listed in Appendix A and supply a certified copy of the required document. Where possible we request a primary photographic identity document be supplied.

Please only send certified copies of the document(s). Do not send original documents as they will not be returned.

Also, the required proof of identity documents will not be held on file. Therefore, they must be supplied on each occasion that a transfer is submitted.

3. Payment of Fee

Until the Suspension Date (being 16th October 2023) as noted in the notification from Mobilicom Limited dated 7th September 2023, the fee normally payable at the time of lodgement of the Conversion Form, will be waived.

For any Conversion Forms lodged on 17th October 2023 or after, a fee of AUD$55.00 (inclusive of GST) is payable.

Refer below for payment options.

4. Payment Options

Payment must be made by cheque, payable to 'Boardroom Pty Limited'.

5. Number of Securities to be Converted

Number of securities being transferred (in both words and figures). The marking up of either number, even when initialed, invalidates the form. As one ADS is equal to 275 Mobilicom Limited ordinary shares, the number of shares to be converted **MUST** be evenly divisible by 275.

6. Full Name Of Shareholder/s

Full names must be included.

7. Securityholder Reference Number

This number must be quoted when transferring securities not represented by certificates. That is securities registered on the issuer sponsored (uncertificated) subregister.

If the security is certificated, the original share certificate (or replacement certificate form) must be attached to the transfer form.

8. Registered Address for Shareholding

Please provide the address for the shareholder as it is recorded in the Mobilicom Limited register of members.

9. Shareholder/s' Signature/s

(i)	Individuals -	The securityholder must sign
(ii)	Joint Holdings –	Where the holding is in more than one name, all of the securityholders must sign
(iii)	Power of Attorney -	To sign as power of attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the power of attorney to this form.
(iv)	Deceased Estate -	When the holding is in the name of an estate, all executors/administrators are required to sign. (Probate requirements must also be complied with)
(v)	Companies -	Director, Company Secretary, Sole Director and Sole Company Secretary can sign. Please indicate the office held under your signature.

10. Date Signed

Insert date signed by the seller/s.

11. Amendments

Any change made to the form must be initialed. The use of liquid paper will deem the form invalid.

Privacy Statement

The personal information in this form is collected by Boardroom Pty Limited ('Boardroom"), as registrar for the issuer of the securities you hold. Boardroom's privacy policy can be viewed on our website (www.boardroomlimited.com.au).

Your personal information is required for administration of the register of securityholdings. Should some or all of the requested information not be provided correct administration of your securityholding may not be possible. Y our personal information may be disclosed to the issuer of the securities you hold, its or our related bodies corporate, external service companies such as print or mail service providers or otherwise as permitted by law. If, in accordance w ith the provisions of the Corporations Act the issuer of the securities you hold approves, you may be sent marketing material in addition to general corporate communications. You may elect not to receive marketing material by contacting Boardroom Pty Limited.

You can obtain access to your personal information and (if required) advise of any incorrect, inaccurate or out of date data information held, by contacting Boardroom Pty Limited on 1300 737 760

Guide to Completion of the Mobilicom Limited Conversion Request form

Appendix A

Type of Investor	Example	Documentary evidence of identity required
Individual	John David Smith or John David Smith <Smith Family A/c>	An originally certified copy of either: ▶ a primary photographic identity document; **OR** ▶ one primary non-photographic identity document and one secondary non-photographic identity document.
Joint Holding	John David Smith and Mary Jane Smith or John David Smith and Mary Jane Smith <Smith Family A/C>	For **EACH** joint holder, originally certified copies of either: ▶ a primary photographic identity document; **OR** ▶ one primary non-photographic identity document and one secondary non-photographic identity document.
Australian Registered Company	ABC Pty Limited or ABC Pty Limited <Smith Family A/C>	Originally certified copy of the most recent annual Company Statement issued by ASIC for the company (with the Company Key shown on the Company Statement masked such that it is not visible) and, for **EACH** directory or company secretary who signed the transfer, originally certified copies of either: ▶ a primary photographic identity document; **OR** ▶ one primary non-photographic identity document and one secondary non-photographic identity document.
Overseas Incorporated Company	ABC PLC or ABC PLC <Smith Family A/C>	Companies incorporated overseas must provide a originally certified copy of a document which outlines the current Officeholders (e.g. Director or Company Secretary) and that has been issued by the relevant foreign registration body and, for **EACH** Officeholder who signed the transfer, originally certified copies of either: ▶ a primary photographic identity document; **OR** ▶ one primary non-photographic identity document and one secondary non-photographic identity document.

Please Note:

1) All foreign language documents (e.g. a foreign passport or a document in relation to a company that has been issued by the relevant foreign registration body) must be certified as true copy and must be accompanied by an English translation prepared by an accredited translator; and

2) Where the off-market transfer form has been signed on behalf of the investor under a power of attorney, a certified copy of the power of attorney must have already been lodged for noting or must accompany the off-market transfer when it is lodged. Further, the person(s) signing the off-market transfer form in accordance with the power of attorney must provide the appropriate documentary evidence of identity as required above and the applicable documentary evidence of identity must also be provided for the seller(s) or transferor(s) named on the off-market transfer. Where the seller or transferor is a company, documentary evidence of identity must be provided for any two of the Officeholders named in the Company Statement or overseas equivalent document unless the company statement or overseas equivalent shows there is a sole director or sole director/company secretary in which case only documentary evidence of identity for that person is required.

Primary Photographic Identity Documents:

- Current Driver's Licence
- Australian Passport (that has not expired within the last two years)
- International Travel Document/Foreign Passport (that has not expired within the last two years)
- Proof of Age Card
- National Identity Card

Primary Non-photographic Identity Documents:

- Australian Birth Certificate or Extract of Birth
- Australian Citizenship Certificate
- Foreign Birth Certificate
- Centrelink Pension Card or Centrelink Healthcare Card

Secondary Non-photographic Identity Documents:

- An income tax assessment notice issued within the past 12 months
- A local government (rates) notice or a utilities notice (gas, electricity or telephone bill) issued within the past 3 months
- For a minor (person under 18 years of age) a notice issued by a school principle within the 3 monthsa financial benefit notice issued by the Commonwealth, a State or Teritory within the past 12 months

Documents can be certified by a person authorised to do so under a state or territory law. Examples are:

- Legal Practitioners
- Justices of the Peace
- Chartered Accountants
- Members of the police force
- Legally qualified medical practitioners

The person certifying must state:

a) their title, name and contact details (e.g. telephone number);
b) that the document is a true and correct copy of the original;
c) if there is more than one page either the certification must state the number of pages in the copy or each page must be certified; and the signature of the person certifying must be original (that is, it cannot be a photocopy).

Company or Trust in which Investment is Held

Mobilicom

Full Name(s) of Registered Holding

Registered Address

Post Code

You are required to insert this number

Securityholder Reference Number (SRN)

Transfer Request Form

(to enable a Non Broker Participant to request an issuer to authorise transfer of Securities to the CHESS Subregister)

Use a black pen. Print in CAPITAL letters inside the boxes

A Transferor Details (Securityholder)

Description of Securities	Fully Paid Ordinary Shares	Number of Securities held	
Register (State or Territory)	NSW		
Subregister (Certificate or Issuer Sponsored)	Issuer Sponsored		

B Signature of Securityholder

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Day Month Year

/ /

Individual: This form is to be signed by the securityholder.

Joint Holding: Where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: To sign as Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form.

Companies: Director, Company Secretary, Sole Director and Sole Company Secretary can sign. Please indicate the office held by signing in the appropriate space.

C Transfer Details – To be completed by Non Broker Participant

ASX/ISIN Code

CHESS Transaction ID of Transfer Transaction	Quantity	Certificate Number (if applicable)

Contact Name	Telephone Number - Business Hours	Telephone Number - After Hours
	( )	( )

Lodging Non Broker Participant Stamp

SRA 15 30/08/2001